Exhibit 99.2

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this "**Warrant Agreement**") is made and entered into as of 9 Oct, 2026, between **Dreamland Limited**, an exempted company incorporated in the Cayman Islands (the "**Company**"), and **Seto Wai Yue**, an individual (the "**Holder**").

WHEREAS, the Company and the Holder have entered into a Securities Purchase Agreement dated as of 9 Oct, 2026 (the "**Securities Purchase Agreement**"), pursuant to which the Company has agreed to issue and sell to the Holder, and the Holder has agreed to purchase, 300,000 Class A Ordinary Shares of the Company at a purchase price of US$2.00 per share and 300,000 warrants of the Company, with the Warrants issued for no additional consideration.

WHEREAS, each Warrant entitles the Holder to purchase four Class A Ordinary Shares at an exercise price of US$0.01 per Underlying Warrant Share, on the terms and subject to the conditions set forth in this Warrant Agreement.

WHEREAS, the Warrants are unlisted and are not traded on any securities exchange.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Holder agree as follows:

1. Definitions

In addition to terms defined elsewhere in this Warrant Agreement, the following terms have the meanings set forth below. Capitalized terms used but not defined herein shall have the meanings given to them in the Securities Purchase Agreement.

1.1. "**Business Day**" means a Calendar Day other than a Saturday, Sunday or any other Calendar Day which is a federal legal holiday in the United States or any Calendar Day on which the commercial banks in the City of New York are required by law or other governmental action to close.

1.2. "**Calendar Day**" means each and every day of the week.

1.3. "**Class A Ordinary Share**" means the Class A ordinary shares of the Company, US$0.00125 par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

1.4. "**Closing Date**" has the meaning given to such term in the Securities Purchase Agreement.

1.5. "**Commission**" means the United States Securities and Exchange Commission.

1.6. "**Exercise Date**" means, with respect to any exercise of Warrants, the Business Day on which the Company has received both (i) a duly completed and executed Exercise Notice and (ii) payment of the aggregate Exercise Price for the Underlying Warrant Shares being purchased, in each case in accordance with Section 3.

1.7. "**Exercise Notice**" means an exercise notice substantially in the form attached hereto as **Annex B**.

1.8. "**Exercise Price**" means US$0.01 per Underlying Warrant Share, subject to adjustment in accordance with Section 7.

1.9. "**Expiration Date**" means 5:00 p.m. (New York City time) on the date that is the fifth (5th) anniversary of the Closing Date, or if such day is not a Business Day, the immediately preceding Business Day.

1.10. "**Fundamental Transaction**" has the meaning given to such term in Section 7.4.

1.11. "**Holder**" has the meaning given to such term in the preamble, and includes any permitted transferee or assignee to whom Warrants are transferred in accordance with this Warrant Agreement.

1.12. "**M&A**" means the Company's memorandum and articles of association, as amended and in effect from time to time.

1.13. "**Person**" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

1.14. "**Regulation S**" means Regulation S promulgated under the Securities Act.

1.15. "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.16. "**Subsidiary**" means any subsidiary of the Company.

1.17. "**Trading Day**" means a Calendar Day on which the principal Trading Market is open for trading.

1.18. "**Trading Market**" means any of the following markets or exchanges on which the Class A Ordinary Shares are listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market (or any successors thereto).

1.19. "**Transfer Agent**" means Transhare Corporation, the current transfer agent of the Company, and any successor transfer agent of the Company.

1.20. "**Underlying Warrant Shares**" means the Class A Ordinary Shares issuable upon exercise of the Warrants in accordance with this Warrant Agreement.

1.21. "**Warrant Certificate**" means a certificate substantially in the form attached hereto as **Annex A**, evidencing the Warrants.

1.22. "**Warrant Register**" means the register of Warrants maintained by the Company pursuant to Section 2.3.

1.23. "**Warrants**" means the 300,000 warrants issued by the Company to the Holder pursuant to the Securities Purchase Agreement and this Warrant Agreement, each Warrant entitling the Holder to purchase four Underlying Warrant Shares at the Exercise Price, and which are unlisted and not traded on any securities exchange.

2. Issuance, Form and Register of Warrants

2.1. **Issuance.** Subject to the terms and conditions of the Securities Purchase Agreement and this Warrant Agreement, the Company hereby issues to the Holder, on the Closing Date, 300,000 Warrants, each exercisable for four Underlying Warrant Shares at the Exercise Price, for no additional consideration. The Warrants are issued as part of the Placement Securities and are not separately listed or traded on any securities exchange.

2.2. **Form.** The Warrants shall be evidenced by one or more Warrant Certificates registered in the name of the Holder or the Holder's designated nominee. The Warrants are issued in registered, book-entry or certificated form as the Company and the Holder may agree, and shall be substantially in the form attached hereto as **Annex A**.

2.3. **Warrant Register.** The Company shall maintain, at its principal executive office or at the office of such agent as the Company may designate, a Warrant Register recording the name and address of the Holder, the number of Warrants held, the date of issuance and the date of each exercise, transfer, exchange, replacement or cancellation of Warrants. The Company shall be entitled to treat the registered Holder as the absolute owner of the Warrants for all purposes, notwithstanding any notice to the contrary, except as required by law.

2.4. **No Fractional Warrants.** No fractional Warrants shall be issued. The number of Warrants issued to the Holder shall be 300,000, and no adjustment under Section 7 shall result in the issuance of a fractional Warrant; any fractional entitlement shall be rounded up to the nearest whole Warrant.

3. Exercise of Warrants

3.1. **Exercise Period.** The Holder may exercise the Warrants, in whole or in part, at any time and from time to time on or after the Closing Date and until 5:00 p.m. (New York City time) on the Expiration Date. Any Warrant not exercised by the Expiration Date shall automatically expire and be void and of no further force or effect, and the Company shall have no obligation in respect thereof.

3.2. **Exercise Procedure.** To exercise any Warrant, the Holder shall deliver to the Company:

(a) a duly completed and executed Exercise Notice; and

(b) payment of the aggregate Exercise Price for the Underlying Warrant Shares being purchased, by wire transfer of immediately available funds to an account designated in writing by the Company.

3.3. **Partial Exercise.** The Holder may exercise the Warrants in whole or in part. If the Holder exercises fewer than all Warrants held, the Company shall, promptly following such exercise, issue or cause to be issued a replacement Warrant Certificate or update the Warrant Register to reflect the number of Warrants remaining unexercised.

3.4. **Delivery of Underlying Warrant Shares.** No later than three (3) Trading Days following the Exercise Date (or such shorter period as may be required by the Transfer Agent's reasonable procedures or applicable law), the Company shall:

(a) issue and allot the Underlying Warrant Shares to the Holder (or the Holder's designated nominee) as fully paid and non-assessable Class A Ordinary Shares;

(b) cause the Transfer Agent to record such issuance in the register of members (or branch register, as applicable) of the Company; and

(c) deliver, or cause the Transfer Agent to deliver, to the Holder book-entry notations, share certificates or other evidence of issuance, as applicable, evidencing the Underlying Warrant Shares.

3.5. **Valid Issuance.** All Underlying Warrant Shares issued upon exercise of the Warrants in accordance with this Warrant Agreement shall be duly authorized, validly issued, fully paid and non-assessable, and shall rank *pari passu* in all respects with the existing issued and outstanding Class A Ordinary Shares of the Company, subject to the M&A.

3.6. **Taxes and Expenses.** The Company shall pay any issue, documentary, stamp or similar taxes and duties, and all Transfer Agent fees, payable in respect of the issuance of the Underlying Warrant Shares upon exercise of the Warrants. The Holder shall be responsible for any income or capital gains taxes arising in respect of the Warrants or the Underlying Warrant Shares.

3.7. **No Rights as Shareholder.** The Holder shall not, by virtue of holding Warrants, be entitled to vote, to receive dividends or distributions, to receive notices of shareholder meetings, or to exercise any other rights of a shareholder of the Company, in each case in respect of the Underlying Warrant Shares, until such Underlying Warrant Shares are duly issued and recorded in the register of members of the Company.

3.8. **Reservation of Shares.** The Company shall at all times reserve and keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of issuance upon exercise of the Warrants, such number of Class A Ordinary Shares as shall from time to time be sufficient to effect the exercise of all outstanding Warrants. If at any time the number of authorized but unissued Class A Ordinary Shares is insufficient to effect the exercise of all outstanding Warrants, the Company shall take all corporate action necessary to increase its authorized share capital to a number sufficient for such purpose.

4. Transfer and Restrictions on Transfer

4.1. **Transfer Restrictions.** The Warrants and the Underlying Warrant Shares may only be disposed of in compliance with applicable securities laws. The Holder agrees that, during the distribution compliance period applicable under Regulation S, she will not offer, sell, pledge or otherwise transfer the Warrants or the Underlying Warrant Shares to, or for the account or benefit of, a U.S. person, other than pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

4.2. **Transfer Procedure.** Subject to Section 4.1, the Holder may transfer the Warrants, in whole or in part, by delivering to the Company (a) a duly completed and executed assignment notice substantially in the form attached hereto as **Annex C**, and (b) such documentation as the Company may reasonably require, including an opinion of counsel reasonably satisfactory to the Company that the proposed transfer does not require registration under the Securities Act and is otherwise in compliance with applicable securities laws. Upon receipt of such documentation, the Company shall promptly update the Warrant Register and, if applicable, issue a replacement Warrant Certificate to the transferee.

4.3. **Legend.** Any Warrant Certificate or book-entry statement evidencing the Warrants or the Underlying Warrant Shares shall bear a legend substantially in the form set forth in Section 4.1.3 of the Securities Purchase Agreement, so long as such legend is required by applicable law, the Securities Act, the rules and regulations of the Commission, the M&A, or the reasonable requirements of the Transfer Agent.

4.4. **Legend Removal.** The Company shall cause the restrictive legend to be removed at such time as such legend is no longer required under applicable law, the Securities Act, the rules and regulations of the Commission, the M&A or the reasonable requirements of the Transfer Agent. The Company may require customary documentation, including an opinion of counsel reasonably satisfactory to the Company and the Transfer Agent, in connection with any requested legend removal.

4.5. **No Transfer to U.S. Persons During Distribution Compliance Period.** Any purported transfer in violation of this Section 4 shall be void *ab initio*, and the Company shall not recognize any such transfer or record it in the Warrant Register.

5. Representations and Warranties

5.1. **Company.** The Company represents and warrants to the Holder as of the date hereof and as of each Exercise Date that:

(a) it is duly incorporated and validly existing under the laws of the Cayman Islands;

(b) it has the requisite corporate power and authority to execute, deliver and perform this Warrant Agreement and to issue the Warrants and the Underlying Warrant Shares, and all necessary corporate action has been taken in respect thereof, including approval by the disinterested directors of the Company;

(c) this Warrant Agreement constitutes the valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and similar laws and to general equitable principles;

(d) the Warrants and the Underlying Warrant Shares, when issued and paid for in accordance with this Warrant Agreement, will be duly authorized, validly issued, fully paid and non-assessable, and will rank *pari passu* with the existing Class A Ordinary Shares, subject to the M&A; and

(e) assuming the accuracy of the Holder's representations in Section 5.2, the offer and sale of the Warrants and the Underlying Warrant Shares are exempt from the registration requirements of the Securities Act.

5.2 Holder. The Holder represents and warrants to the Company as of the date hereof and as of each Exercise Date that:

(a) she has the legal capacity and full right, power and authority to execute, deliver and perform this Warrant Agreement;

(b) she is acquiring the Warrants and any Underlying Warrant Shares as principal for her own account and not with a view to distribution in violation of the Securities Act;

(c) she is not a "U.S. person" as defined in Rule 902(k) of Regulation S, is acquiring the Warrants in an "offshore transaction" as defined in Rule 902(h) of Regulation S, and was outside the United States at the time the buy order for the Warrants was originated and at the time this Warrant Agreement was executed;

(d) she is a director and the Chief Executive Officer of the Company and has had access to such information concerning the Company as she considers necessary to make an informed investment decision; and

(e) she understands that the Warrants and the Underlying Warrant Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in compliance with Regulation S, pursuant to an effective registration statement, pursuant to an available exemption from registration, or to the Company, in each case in accordance with applicable securities laws.

6. <u>Loss, Theft, Destruction or Mutilation of Warrant Certificates</u>

If any Warrant Certificate is mutilated, lost, stolen or destroyed, the Company shall issue, or cause to be issued, in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new Warrant Certificate of like tenor

and representing an equivalent number of Warrants, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and, if requested by the Company, an unsecured indemnity in customary form. The applicant shall also pay any reasonable third-party costs associated with the issuance of such replacement Warrant Certificate.

7. Adjustments

7.1. **Share Splits, Subdivisions and Combinations.** If the Company at any time after the date hereof effects a share split, subdivision, combination, reverse split or similar reclassification of its Class A Ordinary Shares, the Exercise Price and the number of Underlying Warrant Shares issuable upon exercise of each Warrant shall be proportionately adjusted so that the Holder receives, upon exercise, the same economic interest in the Company as the Holder would have received had the Holder exercised immediately prior to such event.

7.2. **Share Dividends and Distributions.** If the Company at any time after the date hereof pays a dividend or makes a distribution on its Class A Ordinary Shares payable in additional Class A Ordinary Shares, the number of Underlying Warrant Shares issuable upon exercise of each Warrant shall be increased proportionately, and the Exercise Price shall be adjusted proportionately, in each case so as to preserve the economic interest of the Holder.

7.3. **Reclassification and Reorganization.** If the Company at any time after the date hereof effects a reclassification, reorganization or change of its Class A Ordinary Shares (other than as described in Section 7.1), the Holder shall thereafter be entitled to receive, upon exercise of the Warrants, the kind and amount of securities or other consideration that the Holder would have received had the Holder exercised immediately prior to such reclassification, reorganization or change, and appropriate adjustment shall be made to the Exercise Price.

7.4. **Fundamental Transaction.** If the Company consummates a merger, consolidation, amalgamation, scheme of arrangement, share exchange, sale of all or substantially all of its assets, or similar transaction (each, a "**Fundamental Transaction**") in which the Class A Ordinary Shares are converted into or exchanged for cash, securities or other property, then, at the Holder's election, either (a) the Warrants shall remain outstanding and be assumed by the successor entity on terms that preserve the economic rights of the Holder, or (b) the Holder shall be entitled to receive, upon exercise, the same kind and amount of consideration that the Holder would have received had the Holder exercised immediately prior to the consummation of such Fundamental Transaction. The Company shall give the Holder at least ten (10) Business Days' prior written notice of any Fundamental Transaction.

7.5. **No Price-Based Anti-Dilution.** For the avoidance of doubt, the Exercise Price shall not be subject to adjustment by reason of the Company's issuance of Class A Ordinary Shares or other securities at a price below the then-current Exercise Price or below the then-current market price, except as expressly set forth in this Section 7.

7.6. **Notice of Adjustment.** Upon any adjustment under this Section 7, the Company shall promptly deliver to the Holder a certificate signed by an authorized officer of the Company setting forth the event giving rise to the adjustment, the adjusted Exercise Price and the adjusted number of Underlying Warrant Shares, and a brief statement of the calculation.

7.7. **Rounding.** Any adjustment resulting in a fractional Underlying Warrant Share shall be rounded up to the nearest whole share. Any resulting fractional entitlement in respect of the Exercise Price shall be rounded to the nearest cent.

8. Covenants

8.1. The Company shall at all times maintain the listing or quotation of the Class A Ordinary Shares on the Trading Market on which they are currently listed, and shall apply to list or quote the Underlying Warrant Shares to the extent required by the Trading Market.

8.2. The Company shall not, by amendment of the M&A or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Agreement, and shall at all times in good faith take all action reasonably necessary to protect the rights of the Holder hereunder.

8.3. The Company shall promptly furnish to the Holder such information regarding the Company as the Holder may reasonably request in order to enable the Holder to comply with applicable securities laws in connection with any transfer of the Warrants or the Underlying Warrant Shares.

8.4. The Company shall furnish a report on Form 6-K (or such other form as may be required or advisable) disclosing the material terms of the Warrants and this Warrant Agreement, to the extent required or advisable under applicable law or the rules of the Trading Market.

9. Miscellaneous

9.1. **Notices.** Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if delivered via email at the email address set forth on the signature pages hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day; (b) the next Trading Day after the time of transmission, if delivered via email on a Calendar Day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day; (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service; or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices shall be as set forth on the signature pages hereto.

9.2. **Amendments; Waivers.** No provision of this Warrant Agreement may be waived, modified, supplemented or amended except in a written instrument signed by the Company and the Holder. No waiver of any default shall be deemed a continuing waiver or a waiver of any subsequent default, and no delay or omission in exercising any right shall impair the exercise of such right.

9.3. **Entire Agreement.** This Warrant Agreement, together with the Securities Purchase Agreement and the other Transaction Documents, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto.

9.4. **Successors and Assigns.** This Warrant Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. The Company may not assign this Warrant Agreement or any rights or obligations hereunder without the prior written consent of the Holder (other than by merger or a Fundamental Transaction in accordance with Section 7.4). The Holder may assign her rights hereunder only in accordance with Section 4.

9.5. **No Third-Party Beneficiaries.** This Warrant Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

9.6. **Governing Law.** All questions concerning the construction, validity, enforcement and interpretation of this Warrant Agreement shall be governed by and construed and enforced in accordance with the law of the State of New York without regard to the principles of conflicts of law thereof.

9.7. **Jurisdiction; Service of Process.** Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Warrant Agreement shall be commenced exclusively in the state and federal courts sitting in the City and County of New York. Each party irrevocably submits to the exclusive jurisdiction of such courts, waives any objection to venue, and consents to service of process by registered or certified mail or overnight delivery to the address in effect for notices hereunder.

9.8. **WAIVER OF JURY TRIAL.** IN ANY ACTION, SUIT OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVE FOREVER TRIAL BY JURY.

9.9. **Severability.** If any term, provision, covenant or restriction of this Warrant Agreement is held to be invalid, illegal, void or unenforceable, the remainder shall remain in full force and effect, and the parties shall use commercially reasonable efforts to find and employ an alternative means to achieve substantially the same result.

9.10. **Counterparts.** This Warrant Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signatures delivered by email in "pdf" format shall be valid and binding.

9.11. **Headings.** The headings herein are for convenience only, do not constitute a part of this Warrant Agreement and shall not be deemed to limit or affect any of the provisions hereof.

9.12. **Further Assurances.** Each party shall execute and deliver such further documents and take such further actions as may be reasonably necessary to give effect to the provisions of this Warrant Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Warrant Agreement to be duly executed as of the date first indicated above.

DREAMLAND LIMITED

Name: Tse Sze Man
Title: Director
Address for Notice: [redacted]
Email: [redacted]

SETO WAI YUE

Name: SETO WAI YUE
Address: [redacted]
Email: [redacted]

Annex A
Form of Warrant Certificate

DREAMLAND LIMITED
(Incorporated in the Cayman Islands with limited liability)

WARRANT CERTIFICATE

Certificate No.:	[redacted]
Number of Warrants:	**300,000**
Date of Issuance:	**9 Oct 2026**
Holder:	**Seto Wai Yue,** [redacted]

THIS CERTIFIES THAT the Holder is the registered holder of **300,000** warrants (the "**Warrants**") of Dreamland Limited (the "**Company**"), each Warrant entitling the Holder to purchase four Class A ordinary shares of the Company, par value US$0.00125 per share (each, an "**Underlying Warrant Share**"), at an exercise price of **US$0.01** per Underlying Warrant Share (the "**Exercise Price**"), on the terms and subject to the conditions set forth in the Warrant Agreement dated as of 9 Oct, 2026 between the Company and the Holder (the "**Warrant Agreement**").

The Warrants may be exercised, in whole or in part, at any time on or after the date hereof and until 5:00 p.m. (New York City time) on the fifth (5th) anniversary of the Closing Date (the "**Expiration Date**"), by delivery to the Company of a duly completed Exercise Notice together with payment of the aggregate Exercise Price. Any Warrant not exercised by the Expiration Date shall automatically expire and be void.

This Warrant Certificate is issued subject to, and is entitled to the benefits of, the Warrant Agreement, a copy of which is available from the Company upon request. Capitalized terms used but not defined herein have the meanings given to them in the Warrant Agreement. In the event of any conflict between this Warrant Certificate and the Warrant Agreement, the Warrant Agreement shall prevail.

This Warrant Certificate is not valid unless countersigned by the Company or its authorized agent.

DREAMLAND LIMITED

Bonnie

Name: Tse Sze Man
Title: Director

Legends and Transfer

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITY IS BEING OFFERED AND SOLD IN AN "OFFSHORE TRANSACTION" TO A NON-U.S. PERSON IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. ACCORDINGLY, THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, OR (D) TO THE COMPANY, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THIS SECURITY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

THIS SECURITY IS SUBJECT TO THE RIGHTS, RESTRICTIONS, TRANSFER PROVISIONS AND OTHER TERMS SET FORTH IN THE WARRANT AGREEMENT AND THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF DREAMLAND LIMITED, AS AMENDED FROM TIME TO TIME.

(*END*)

Annex B
Form of Exercise Notice

EXERCISE NOTICE

To: Dreamland Limited
Attention: Tse Sze Man
Email: [redacted]

The undersigned, being the registered holder of the Warrants evidenced by Warrant Certificate No. [redacted], hereby irrevocably elects to exercise **300,000** Warrants to purchase **1,200,000** Class A ordinary shares of Dreamland Limited (the "**Underlying Warrant Shares**") at an exercise price of US$0.01 per Underlying Warrant Share, pursuant to the Warrant Agreement dated as of 9 Oct, 2026.

The undersigned hereby:

1. confirms that the representations and warranties made by her in Section 5.2 of the Warrant Agreement are true and correct as of the date hereof and as of the Exercise Date;

2. confirms that she is not a "U.S. person" and is acquiring the Underlying Warrant Shares in an "offshore transaction" in accordance with Regulation S;

3. encloses payment of the aggregate Exercise Price of US$**12,000** by wire transfer to the account designated by the Company; and

4. requests that the Underlying Warrant Shares be issued and registered in the name and address set forth below.

Name of registered holder: **Seto Wai Yue**
Address: [redacted]

Date: 9 Oct 2026

Signature: [signature]

Annex C
Form of Assignment Notice

ASSIGNMENT NOTICE

To: Dreamland Limited
Attention: [•]
Email: [•]

The undersigned, being the registered holder of Warrants evidenced by Warrant Certificate No. [•], hereby irrevocably assigns and transfers to the assignee named below **[•]** Warrants, and hereby authorizes the Company to update the Warrant Register accordingly and, if applicable, to issue a replacement Warrant Certificate to the assignee.

Assignee details:
Name: [•]
Address: [•]
Email: [•]
Tax identification number (if any): [•]

The undersigned confirms that the transfer is being made in compliance with Section 4 of the Warrant Agreement, including the transfer restrictions applicable under Regulation S, and encloses an opinion of counsel as the Company may reasonably require.

Date: ______________________

Signature of registered holder: ______________________
Name of registered holder: **Seto Wai Yue**

Accepted by the Assignee:

Signature: ______________________
Name: [•]
Date: ______________________